

October 17, 2022

Jordan Licht
Chief Financial Officer
Burford Capital Limited
Oak House
Hirzel Street
St. Peter Port GY1 2NP
Guernsey

   Re: Burford Capital Limited
    Form 20-F for the Fiscal Year Ended December 31, 2021
    Filed March 29, 2022
    File No. 001-39511

Dear Jordan Licht:

  We have reviewed your July 25, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 27, 2022 letter.

Form 20-F for the Fiscal Year Ended December 31, 2021

Consolidated statements of cash flows, page 80

1. We acknowledge your response to prior comment 1 and our discussion on October 4, 2022. Once you fund a capital provision asset, please describe for us any role you play in managing capital provision assets until settlement. As part of your response, describe the circumstances under which you have decision making ability over the litigation activities and costs incurred to support the matter.

2. We note in your cash flows from operating activities you include a subtotal for net cash provided by/(used in) operating activities before funding of capital provision assets and

net (funding of)/proceeds from marketable securities. Please tell us why you believe presenting a total other than net cash provided by (used in) operating activities is consistent with the Form and Content guidance provided in ASC Subtopic 230-10-45. Tell us how you concluded this was not a non-GAAP financial measure, which would be prohibited from inclusion in the financial statements under Item 10(e)(1)(ii)(C) of Regulation S-K.

Note 2: Summary of significant accounting policies
Fair value hieracrchy
Valuation processes
Valuation methodology for Level 3 investments, page 85

3.   ASC Topic 820 defines market participant as a buyer that is knowledgeable, having a reasonable understanding about the asset and the transaction using all available information that might be obtained through due diligence efforts that are usual and customary.   As it relates to the valuation of your capital provision assets, please tell us:
   • the information you obtain and consider as part of your due diligence process to determine the amount you will agree to pay to acquire contractual rights to litigation settlements or amounts receivable under court judgments;
   • the information you obtain and consider as part of your due diligence process to determine whether you should increase the amount you pay to acquire additional contractual rights to litigation settlements or amounts receivable under court judgments for cases (or pools of cases) in which you already have investments;
   • whether you believe gathering and considering the information you consider would not be usual and customary for a knowledgeable party to obtain to have a reasonable understanding of the price that party would pay to acquire the right under the contracts you enter into, and if not why not; and
   • whether you view yourself as a market participant, and if not why not.

4.   ASC 820-10-35 requires that the fair value measurement as of the reporting date use the assumptions that a market participant would use in pricing the assets, acting in their economic best interest. In your period end fair value measurements of your capital provision assets, please describe all of the significant observable and unobservable inputs that you assume a market participant would use to estimate the price they would pay as of that date for your capital provision assets. If you do not base your assumed market participant assumptions on relevant data available to you, tell us why you believe not incorporating this data is consistent with the guidance in ASC 820-10-35-54A that states that, "A reporting entity shall develop unobservable inputs using the best information available in the circumstances, which might include the reporting entity's own data."

5.   ASC 820-10-35-24A describes three valuation approaches, the market approach, cost approach, and income approach. Please tells us whether the valuation technique you use to fair value your capital provision assets is consistent with one or more of these

approaches, and if so the basis for your determination. If you used an income approach, please clarify how you specifically considered the expected timing of payments in applying the guidance in ASC 820-10 55-3F which states: "The income approach converts future amounts (for example, cash flows or income and expenses) to a single current (that is, discounted) amount."

6. Please tell us whether you consider the price you pay to acquire a capital provision asset to be fair value, and if so how you calibrate your valuation technique, consistent with the guidance in ASC 820-10-35-24C, such that the initial recognition of your valuation technique equals your transaction price.

You may contact Mark Brunhofer at 1-202-551-3638 or Sharon Blume at 1-202-551-3474 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Finance